Exhibit 4.5
DESCRIPTION OF OUR SECURITIES

References herein to “we,” “us” and “our” and to “Nuvve” and the “Company” are to Nuvve Holding Corp. and, to the extent the context requires, its subsidiaries.

As of March [31], 2021, we have two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.0001 par value per share (the “common stock”), and (ii) warrants (the “pre-merger warrants”) issued pursuant to the warrant agreement, dated as of February 13, 2020 and amended as of March 19, 2021, by and between us and Continental Stock Transfer & Trust Company (the “pre-merger warrant agreement”). Each of the foregoing securities registered under Section 12 of the Exchange Act are listed on The Nasdaq Stock Market LLC.

We are a Delaware company and our affairs are governed by our amended and restated certificate of incorporation and bylaws, the DGCL and the common law of the State of Delaware. We were formed on November 10, 2020 under the name “NB Merger Corp.” as a wholly-owned subsidiary of Newborn Acquisition Corp. (“Newborn”) for the purpose of effecting a business combination (the “Business Combination”) with Newborn and Nuvve Corporation (“Nuvve Corp.”). On March 19, 2021, we consummated the Business Combination in accordance with the terms of that certain Merger Agreement, dated as of November 11, 2020 and amended as of February 20, 2021, between us, Newborn, Nuvve Corp., Nuvve Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of ours (“Merger Sub”), and Ted Smith, an individual, as the representative of the stockholders of Nuvve Corp. (the “Merger Agreement”). Prior to the Business Combination, Newborn was a publicly traded special purpose acquisition corporation and Nuvve Corp. was a private operating company. On the closing date of the Business Combination, pursuant to the Merger Agreement, (i) Newborn reincorporated to Delaware through the merger of Newborn with and into our company, with our company surviving as the publicly traded entity (the “Reincorporation Merger”), and (ii) immediately after the Reincorporation Merger, we acquired Nuvve through the merger of Merger Sub with and into Nuvve Corp., with Nuvve Corp. surviving as the wholly-owned subsidiary of ours (the “Acquisition Merger”). As a result, we became a publicly traded holding company with Nuvve Corp. as our operating subsidiary. In connection with the closing of the Business Combination, we changed our name to “Nuvve Holding Corp.”

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our amended and restated certificate of incorporation and bylaws and the pre-merger warrant agreement, copies of which are filed as exhibits to the Annual Report on Form 10-K.

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of March [31], 2022, there were [18,626,624] shares of our common stock outstanding. The number of shares of common stock outstanding also does not include the shares issuable under our warrants, options, equity awards and plans, and other contractual rights to acquire common stock, as described below.

The holders of our common stock are entitled to one vote for each share held on all matters to be voted on by shareholders and do not have cumulative voting rights. There will be no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock voted for the election of directors can elect all of the directors. The holders of our common stock will be entitled to receive dividends, if and when declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up, our stockholders will be entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Holders of our common stock will have no conversion, preemptive or other subscription rights, and there will be no sinking fund or redemption provisions applicable to our common stock.

If we issue preferred stock, such preferred stock may have priority over our common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our amended and restated certificate of incorporation grants our board of directors the authority, without further stockholder authorization, to issue from time to time up to 1,000,000 shares of preferred stock in one or more series and to fix the terms, limitations, voting rights, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of our common stock, could adversely affect the rights and powers, including voting rights, of the common stock and could have the effect of delaying, deterring or preventing a change of control of the Company or an unsolicited acquisition proposal.

Unit Purchase Options

Chardan, the underwriter for Newborn’s initial public offering, and its affiliates, hold unit purchase options to purchase an aggregate of 316,250 units at $11.50 per unit. Each unit consists of 1.1 shares of our common stock and one pre-merger warrant (i.e., the securities into which each Newborn unit was converted in connection with the Reincorporation Merger).

Equity Awards

As of March [31], 2022, under our equity incentive plans, we have (i) outstanding stock options to purchase approximately [3,064,538] shares of common stock, which have an average remaining life of approximately [7.88] years and a weighted average exercise price of approximately $[8.76] per share, and (ii) outstanding restricted stock units which represent the right to receive [359,923] shares of common stock. Furthermore, [1,355,933] shares of common stock are available for future issuance under the 2020 Plan.

Levo Transactions

In connection with the signing of the term sheet for the Levo Mobility LLC (“Levo”) joint venture with Stonepeak Rocket Holdings LP, a Delaware limited partnership (“Stonepeak”), and Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”), on May 17, 2021:

•the Company entered into a stock purchase agreement (the “Levo SPA”) with Stonepeak (which subsequently transferred its rights under the Levo SPA to Stonepeak II) and Evolve; and

•the Company issued warrants (the “Levo warrants”) to Stonepeak (which subsequently transferred its Levo warrants to Stonepeak Rocket Holdings II LP (“Stonepeak II”)) and Evolve, in five separate series, as described below.

Under the Levo SPA, from time to time between November 13, 2021 and November 17, 2028, Stonepeak and Evolve have an option to purchase, in their sole discretion, up to an aggregate of $250 million in shares of our common stock at a purchase price of $50.00 per share (with 90% allocated to Stonepeak II and 10% allocated to Evolve).

The Levo warrants were issued in five separate series (in each case, with 90% allocated to Stonepeak II and 10% allocated to Evolve), as follows:

•Series B Warrants to purchase 2,000,000 shares of our common stock, in the aggregate, at an exercise price of $10.00 per share, which are fully vested upon issuance;

•Series C Warrants to purchase 1,000,000 shares of our common stock, in the aggregate, at an exercise price of $15.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $125 million in aggregate capital expenditures;

•Series D Warrants to purchase 1,000,000 shares of our common stock, in the aggregate, at an exercise price of $20.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $250 million in aggregate capital expenditures;

•Series E Warrants to purchase 1,000,000 shares of our common stock, in the aggregate, at an exercise price of $30.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $375 million in aggregate capital expenditures; and

•Series F Warrants to purchase 1,000,000 shares of our common stock, in the aggregate, at an exercise price of $40.00 per share, which are vested as to 50% of the shares upon issuance and vest as to the remaining 50% when Levo has entered into contracts with third parties for $500 million in aggregate capital expenditures.

Subject to the terms of the Levo warrants, a warrant shall be exercisable, at the election of the holder, either in full or from time to time in part during the period commencing on the 180th day after the applicable vesting date and until 5:00 p.m., New York City time, on May 17, 2031. The Levo warrants may be exercised for cash or on a cashless basis. We will not be required to net cash settle the Levo warrants under any circumstances.

In order to exercise all or any of the Levo warrants, a holder must deliver to us (i) the warrants being exercised, (ii) the form of election to exercise provided therein duly filled in and signed and on which the holder may elect to have the exercise of warrants completed on a cashless basis, and (iii) if the holder does not elect to have the exercise of the warrants completed on a cashless basis, payment in full, by wire transfer of immediately available funds to a bank account or accounts to be designated by us, of the exercise for each whole share as to which the warrant is exercised.

If a holder elects to complete an exercise on a cashless basis, the Levo warrants will be converted into shares of common stock pursuant to a cashless exercise, after which we will issue to the holder a number of the shares equal to the result obtained by (i) subtracting the exercise price from the market value on the day immediately preceding the date on which the holder delivers the applicable exercise notice, (ii) dividing the result by such market value, and (iii) multiplying the difference by the number of shares of common stock as to which the Levo warrants are then being exercised. The market value for this purposes is the average VWAP during a 10 consecutive trading day period ending on the trading day immediately prior to the date of determination.

If a holder elects to partially exercise a Levo warrant, the number of shares deliverable upon such partial exercise must be not less than 10,000 shares.

In the event of a Change of Control (as defined in the Levo warrants) in which we are not the surviving entity (or if we are the surviving entity, but are a subsidiary of a new parent entity), (i) we shall deliver or to cause to be delivered to the holder, in exchange for its outstanding Levo warrants, one or more warrants in the surviving entity or new parent entity, as applicable, that has the same rights, preferences and privileges as the Levo warrants, subject to appropriate adjustments to be made to the number of shares underlying such warrants and the applicable exercise price to reflect any exchange ratio or similar construct applicable in connection with such Change of Control and (ii) notwithstanding any other provision of the Levo warrants, all unvested Levo warrants shall vest and become immediately exercisable immediately prior to the consummation of such Change of Control transaction.

Levo warrants may not be exercised by, or securities issued to, any holder unless the issuance of the common stock is registered under the Securities Act or an exemption from the registration requirements thereunder is available, nor may Levo warrants be exercised by, or securities issued to, any holder in any state in which such exercise or issuance would be unlawful.

The exercise price and number of shares issuable upon exercise of the Levo warrants are subject to adjustment for changes in our capital stock, including stock splits, stock combinations, stock dividends, reclassifications, distributions of purchase rights and distributions of assets. If we complete a business combination, the warrants shall be converted into the right to acquire the property they would have received if the warrants were exercised prior to such business combination.

We shall not be required to issue fractional shares or scrip representing fractional shares on the exercise of Levo warrants. If any fraction of a share would otherwise be issuable on the exercise of any Levo warrants (or specified portion thereof), we shall issue one additional whole share in lieu of such fraction.

We shall maintain a register for registering the record ownership of the Levo warrants by the holders and transfers and exchanges of the warrants. Each Levo warrant will be registered in the name of the holder thereof or its nominee.

Pre-Merger Warrants

Each pre-merger warrant will entitle the holder thereof to purchase one-half (1/2) of one share of our common stock at a price of $11.50 per whole share. We will not issue fractional shares. As a result, a warrant holder must exercise its warrants in multiples of two, at a price of $11.50 per whole share, subject to adjustment, to validly exercise the warrants. The warrants became exercisable upon the completion of the Business Combination and will expire five years after the consummation of the Business Combination, or March 19, 2026. However, except as set forth below, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within 90 days from the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise the warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

We may redeem the outstanding pre-merger warrants (excluding the private warrants sold to NeoGenesis Holding Co. Ltd., Newborn’s sponsor, in connection with the consummation of Newborn’s initial public offering), in whole and not in part, at a price of $0.01 per warrant:

•at any time while the warrants are exercisable,

•upon a minimum of 30 days’ prior written notice of redemption,

•if, and only if, the last sales price of our common stock equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption, and

•if, and only if, there is a current registration statement in effect with respect to our common stock underlying the warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each pre-merger warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per whole share after the redemption notice is issued and not limit our ability to complete the redemption.

If we call the warrants for redemption as described above, our management will have the option to require all pre-merger warrant holders that wish to exercise their warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole warrant for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our common stock for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether we will exercise our option to require all warrant holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our common stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The pre-merger warrants are issued in registered form under the pre-merger warrant agreement between us and Continental Stock Transfer & Trust Company, as warrant agent. The pre-merger warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the pre-merger warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The pre-merger warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of our common stock or any voting rights until they exercise their warrants and receive common stock. After the issuance of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no pre-merger warrants will be exercisable and we will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the pre-merger warrant agreement, we have agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of such warrants. However, we cannot assure you that it will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Holders of the pre-merger warrants may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.99% of our Common Stock issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying common stock and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the pre-merger warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in shares of common stock, or by a split up of the common stock or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Certain Anti-Takeover Provisions of Delaware Law

We have certain anti-takeover provisions in place as follows:

Staggered Board

Our amended and restated certificate of incorporation provides that our board shall be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The number of directors in each class shall be as nearly equal as possible. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual or special meetings.

Because the board is classified, directors may be removed only for cause. Further, our amended and restated certificate of incorporation provides for the removal of directors for cause only by the affirmative vote of at least 66⅔% of the total voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class (other than those directors elected by the holders of any series of Preferred Stock, who shall be removed pursuant to the terms of such Preferred Stock).

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Appointment of directors

Our amended and restated certificate of incorporation provides that newly created directorships (including those created by the board) or any vacancy on our board of directors may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director. The exercise of this authority may prevent stockholders from being able to fill vacancies on the board.

Special Meeting of Stockholders

Our bylaws provide that special meetings of stockholders may be called only at the direction of our board of directors, our Chairman of the Board, or our Chief Executive Officer. The existence of this provision could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders of record seeking to bring business before a special meeting of stockholders, or to nominate candidates for election as directors at a special meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the secretary at our principal executive offices not later than the 60th day nor earlier than 90th day prior to the meeting. Pursuant to

Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

Stockholder action by written consent

Our amended and restated certificate of incorporation and bylaws will provide that any action required or permitted to be a taken by stockholders must be taken at a duly called annual or special meeting of stockholders and may not be effected by written consent unless such action is recommended or approved by all members of the board then in office.

Supermajority voting requirements

Our amended and restated certificate of incorporation and bylaws require the affirmative vote of holders of at least 66⅔% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend certain provisions of our amended and restated certificate of incorporation or to amend our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt.

Exclusive forum selection

Our amended and restated certificate of incorporation requires that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of we, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of we to we or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws (as either may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws (including any right, obligation, or remedy thereunder) or (v) any action asserting a claim against us governed by the internal affairs doctrine. These provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Securities Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, claims made under the Securities Act must be brought in federal district court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in or amended and restated certificate of incorporation to be inapplicable or unenforceable. If that were the case, because stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder, it would allow stockholders to bring claims for breach of these provisions in any appropriate forum.

Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 203 of the Delaware General Corporation Law

We have not opted out of Section 203 of the DGCL under our amended and restated certificate of incorporation. As a result, pursuant to Section 203 of the DGCL, we are prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of the outstanding voting stock (the “acquisition”), except if:

•the board of directors approved the acquisition prior to its consummation;

•the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

•the Business Combination is approved by the board of directors, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if the board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Listing
The common stock and the pre-merger warrants are listed on The Nasdaq Stock Market LLC under the trading symbol “NVVE” and “NVVEW,” respectively.